FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February 2011

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on February 22, 2011, by Panasonic Corporation (the registrant), announcing proposed senior management changes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: February 24, 2011

February 22, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic Announces Proposed Senior Management Changes

Osaka, Japan, February 22, 2011 - Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”), today announced the following changes of the members of the Board of Directors, Corporate Auditors and Executive Officers, effective April 1, 2011, and proposed changes of the members of the Board of Directors, and the Board of Corporate Auditors effective June 24, 2011. These proposed changes will be submitted for and subject to approval at the company’s ordinary general meeting of shareholders to be held on June 24, 2011.

1 . Members of the Board of Directors (Effective April 1)

Title	Name	Responsibilities
Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Toshihiro Sakamoto	In charge of Domestic Consumer Marketing General Director, Consumer Products Marketing In charge of Domestic Customer Satisfaction; Design
	Takahiro Mori	In charge of Planning; Corporate Division for Promoting Systems & Equipment Business; Electrical Supplies Sales, Project Sales, Building Products Sales
	Yasuo Katsura	Representative in Tokyo

Title	Name	Responsibilities
Senior Managing Directors	Hitoshi Otsuki
	Ken Morita	In charge of Manufacturing Innovation; Facility Management; Quality Administration; FF Customer Support & Management; Environmental Affairs; Motor Business Administration Office
Ikusaburo Kashima

In charge of Legal Affairs, Intellectual Property; Corporate Risk Management, Corporate Information Security, Corporate Business Ethics; Legal Consultation & Solutions Center; Corporate International Affairs

	Junji Nomura	In charge of Promoting Energy Solutions Business
	Yoshihiko Yamada**	In charge of Industrial Sales Director, Corporate Industrial Marketing & Sales Division

Managing Directors	Kazunori Takami	President, Home Appliances Company
	Makoto Uenoyama	In charge of Accounting, Finance General Manager, Corporate Finance & IR Group In charge of Global Finance Administration Center
	Masatoshi Harada	Representative in Kansai
	Takashi Toyama**	President, Systems & Communications Company, President, Panasonic System Networks Co., Ltd.

Directors	Ikuo Uno
Masayuki Oku
Masashi Makino

Honorary Chairman of the Board and Executive Advisor, Member of the Board	Masaharu Matsushita

Notes:	The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President, Executive Vice Presidents and Senior Managing Directors are Representative Directors and severally represent the company.

Ikuo Uno and Masayuki Oku are outside directors of the company as stipulated in Article 2, Paragraph 15 of the Company Law of Japan.

2. Members of the Board of Corporate Auditors (Effective April 1)

Title	Name	Responsibilities
Senior Corporate Auditors	Kenichi Hamada	Chairman, Panasonic Group Auditors Meeting
Masahiro Seyama

Corporate Auditors	Yasuo Yoshino
Ikuo Hata
Hiroyuki Takahashi

Note: Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors.

3. Executive Officers (Effective April 1)

Title	Name	Responsibilities
Senior Managing Executive Officers	Shusaku Nagae*	In charge of Lighting Company; Panasonic Ecology Systems Co., Ltd. President, Panasonic Electric Works Co., Ltd.
	Seiichiro Sano*	President, SANYO Electric Co., Ltd.
	Kazuhiro Tsuga**	President, AVC Networks Company
	Yoshiiku Miyata**	In charge of Overseas Operations

Managing Executive Officers	Takumi Kajisha	In charge of Corporate Communications; Advertising; Corporate Citizenship; CSR Office
	Yutaka Takehana	Director, Corporate Division for Government & Public Affairs
	Toshiaki Kobayashi	President, Panasonic Electronic Devices Co., Ltd.
	Masaaki Fujita**	In charge of Global Procurement Director, Corporate Procurement Division In charge of Global Logistics Director, Corporate Global Logistics Division In charge of Trading Company
	Yoshihisa Fukushima**	In charge of Intellectual Property Director, Corporate Intellectual Property Division; President, Intellectual Property Rights Operations Company

Title	Name	Responsibilities
Managing Executive Officers	Hideaki Kawai**	General Manager, Corporate Planning Group
	Yoshiyuki Miyabe**	In charge of Technology, Digital Network & Software Technology, Tokyo R&D Center, Overseas R&D Centers; New Business Strategy Office; Panasonic Spin-up Fund; acTVila Business Promotion
	Laurent Abadie**	Director, Corporate Management Division for Europe; Chairman & CEO, Panasonic Europe Ltd.; Managing Director, Panasonic Marketing Europe GmbH
	Yorihisa Shiokawa**	Director, Corporate Management Division for Asia and Oceania; Managing Director, Panasonic Asia Pacific Pte. Ltd.
	Yoshiaki Nakagawa**	In charge of Personnel, General Affairs, Social Relations In charge of e-Work Promotion Office

Executive Officers	Joseph Taylor	Director, Corporate Management Division for North America; Chairman & CEO, Panasonic Corporation of North America
	Jun Ishii	In charge of New Business Promotion President, Panasonic Consumer Marketing Co., Ltd. In charge of Corporate CS Division
	Toshiro Kisaka	Director, Corporate Management Division for China and Northeast Asia; Chairman, Panasonic Corporation of China
	Masato Tomita	Director, Corporate Management Division for CIS, the Middle East & Africa
	Takeshi Uenoyama	In charge of Device Technology General Manager, Device Strategy Office In charge of Advanced Technology Research Laboratories Acting Director, The Nakao Laboratory

Title	Name	Responsibilities
Executive Officers	Shiro Nishiguchi	Director, Digital AVC Products Marketing Division, Consumer Products Marketing
	Yoshio Ito	Senior Vice President, Director, Display Devices Business Group, AVC Networks Company
	Hidetoshi Osawa	Director, Corporate Communications Division
	Mamoru Yoshida	Senior Vice President, Director, Display Network Products Business Group, AVC Networks Company
	Tsuyoshi Nomura	Director, Corporate Manufacturing Innovation Division In charge of Advanced Production Systems Development Company
	Nobuharu Akamine	Senior Vice President, Systems & Communications Company, Executive Senior Vice President, Panasonic System Networks Co., Ltd.
	Kuniaki Okahara	Director, Corporate Engineering Quality Administration Division In charge of Corporate FF Customer Support & Management Division

	Yukio Nakashima	Director, Home Appliances and Wellness Products Marketing Division, Consumer Products Marketing

	Kuniaki Matsukage*	President, Lighting Company Senior Managing Director; Director of Lighting Manufacturing Business Unit, Senior Managing Director Panasonic Electric Works Co., Ltd.

	Masato Ito*	President, Energy Company Senior Vice President; Company President of Mobile Energy Company, SANYO Electric Co., Ltd.

	Yasutomo Fukui*	In charge of Information Systems

	Katsuhiko Fujiwara*	Senior Vice President In charge of Air Conditioning and Energy Business Home Appliances Company

Title	Name	Responsibilities
Executive Officers	Masahisa Shibata*	President, Automotive Systems Company
	Toshiyuki Takagi*	Senior Vice President Director, Network Systems Business Group AVC Networks Company
	Shiro Kitajima*	COO, Panasonic Corporation of North America; President, Panasonic Consumer Electronics Company
	Machiko Miyai*	Director, Corporate Environmental Affairs Division

Note: Effective March 31, 2011, Ikuo Miyamoto will retire from the office of Managing Executive Officer, and Naoto Noguchi and Osamu Waki will retire from the office of Executive Officer.

4. Resignation and Appointments of the Members of the Board of Directors (Effective June 24)

Resignation:

Title	Name	Responsibilities
Senior Managing Directors	Hitoshi Otsuki	To be appointed Corporate Advisor, Panasonic Corporation
	Junji Nomura	To be appointed Corporate Advisor, Panasonic Corporation, concurrently retaining his position as in charge of Promoting Energy Solutions Business

Director	Masashi Makino	To be appointed Corporate Advisor, Panasonic Corporation

Senior Corporate Auditor	Kenichi Hamada

Appointments:

Title	Name	Responsibilities (as of April 1)
Senior Managing Directors	Kazuhiro Tsuga	Senior Managing Executive Officer, President, AVC Networks Company
	Yoshiiku Miyata	Senior Managing Executive Officer In charge of Overseas Operations

Title	Name	Responsibilities
Managing Directors	Yoshiyuki Miyabe

Managing Executive Officer

In charge of Technology, Digital Network & Software Technology, Tokyo R&D Center, Overseas R&D Centers; New Business Strategy Office; Panasonic Start-up Fund; acTVila Business Promotion

	Yoshiaki Nakagawa	Managing Executive Officer In charge of Personnel, General Affairs, Social Relations In charge of e-Work Promotion Office

Senior Corporate Auditor	Yoshihiro Furuta	Former: Director, Panasonic Electric Works Co., Ltd. In charge of Corporate Overseas Business Chairman, Panasonic Electric Works (China) Co., Ltd.

5. Members of the Board of Directors (Effective June 24)

Title	Name	Responsibilities
Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Toshihiro Sakamoto	In charge of Domestic Consumer Marketing General Director, Consumer Products Marketing In charge of Domestic Customer Satisfaction; Design
	Takahiro Mori	In charge of Planning; Corporate Division for Promoting Systems & Equipment Business; Electrical Supplies Sales, Project Sales, Building Products Sales
	Yasuo Katsura	Representative in Tokyo

Senior Managing Directors	Ken Morita	In charge of Manufacturing Innovation; Facility Management; Quality Administration; FF Customer Support & Management; Environmental Affairs; Motor Business Administration Office

Title	Name	Responsibilities
Senior Managing Directors	Ikusaburo Kashima	In charge of Legal Affairs, Intellectual Property; Corporate Risk Management, Corporate Information Security, Corporate Business Ethics; Legal Consultation & Solutions Center; Corporate International Affairs
	Yoshihiko Yamada	In charge of Industrial Sales Director, Corporate Industrial Marketing & Sales Division
	Kazuhiro Tsuga*	President, AVC Networks Company
	Yoshiiku Miyata*	In charge of Overseas Operations

Managing Directors	Kazunori Takami	President, Home Appliances Company
	Makoto Uenoyama	In charge of Accounting, Finance General Manager, Corporate Finance & IR Group In charge of Global Finance Administration Center
	Masatoshi Harada	Representative in Kansai
	Takashi Toyama	President, Systems & Communications Company, President, Panasonic System Networks Co., Ltd.
	Yoshiyuki Miyabe*	In charge of Technology, Digital Network & Software Technology, Tokyo R&D Center, Overseas R&D Centers; New Business Strategy Office; Panasonic Start-up Fund; acTVila Business Promotion
	Yoshiaki Nakagawa*	In charge of Personnel, General Affairs, Social Relations In charge of e-Work Promotion Office

Directors	Ikuo Uno
Masayuki Oku

Honorary Chairman of the Board and Executive Advisor, Member of the Board	Masaharu Matsushita

Notes:	The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President, Executive Vice Presidents and Senior Managing Directors are Representative Directors and severally represent the company.

Ikuo Uno and Masayuki Oku are outside directors of the company as stipulated in Article 2, Paragraph 15 of the Company Law of Japan.

6. Members of the Board of Corporate Auditors (Effective June 24)

Title	Name	Responsibilities
Senior Corporate Auditors	Masahiro Seyama
	Yoshihiro Furuta*	Chairman, Panasonic Group Auditors Meeting

Corporate Auditors	Yasuo Yoshino***
Ikuo Hata
Hiroyuki Takahashi

Note: Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors.

*	newly appointed
**	promoted
***	reappointed

7. Executive Officers (Effective June 24)

Title	Name	Responsibilities
Senior Managing Executive Officers	Shusaku Nagae	In charge of Lighting Company; Panasonic Ecology Systems Co., Ltd. President, Panasonic Electric Works Co., Ltd.
	Seiichiro Sano	President, SANYO Electric Co., Ltd.

Managing Executive Officers	Takumi Kajisha	In charge of Corporate Communications; Advertising; Corporate Citizenship; CSR Office
	Yutaka Takehana	Director, Corporate Division for Government & Public Affairs
	Toshiaki Kobayashi	President, Panasonic Electronic Devices Co., Ltd.
	Masaaki Fujita	In charge of Global Procurement Director, Corporate Procurement Division In charge of Global Logistics Director, Corporate Global Logistics Division In charge of Trading Company

Title	Name	Responsibilities
Managing Executive Officers	Yoshihisa Fukushima	In charge of Intellectual Property Director, Corporate Intellectual Property Division, President, Intellectual Property Rights Operations Company
	Hideaki Kawai	General Manager, Corporate Planning Group
	Laurent Abadie	Director, Corporate Management Division for Europe; Chairman & CEO, Panasonic Europe Ltd.; Managing Director, Panasonic Marketing Europe GmbH
	Yorihisa Shiokawa	Director, Corporate Management Division for Asia and Oceania; Managing Director, Panasonic Asia Pacific Pte. Ltd.

Executive Officers	Joseph Taylor	Director, Corporate Management Division for North America; Chairman & CEO, Panasonic Corporation of North America
	Jun Ishii	In charge of New Business Promotion President, Panasonic Consumer Marketing Co., Ltd. In charge of Corporate CS Division
	Toshiro Kisaka	Director, Corporate Management Division for China and Northeast Asia; Chairman, Panasonic Corporation of China
	Masato Tomita	Director, Corporate Management Division for CIS, the Middle East & Africa
	Takeshi Uenoyama	In charge of Device Technology General Manager, Device Strategy Office In charge of Advanced Technology Research Laboratories Acting Director, The Nakao Laboratory
	Shiro Nishiguchi	Director, Digital AVC Products Marketing Division, Consumer Products Marketing
	Yoshio Ito	Senior Vice President, Director, Display Devices Business Group, AVC Networks Company
	Hidetoshi Osawa	Director, Corporate Communications Division

Title	Name	Responsibilities
Executive Officers	Mamoru Yoshida	Senior Vice President, Director, Display Network Products Business Group, AVC Networks Company
	Tsuyoshi Nomura	Director, Corporate Manufacturing Innovation Division In charge of Advanced Production Systems Development Company
	Nobuharu Akamine	Senior Vice President, Systems & Communications Company, Executive Senior Vice President, Panasonic System Networks Co., Ltd.
	Kuniaki Okahara	Director, Corporate Engineering Quality Administration Division In charge of Corporate FF Customer Support & Management Division
	Yukio Nakashima	Director, Home Appliances and Wellness Products Marketing Division, Consumer Products Marketing
	Kuniaki Matsukage	President, Lighting Company Senior Managing Director; Director of Lighting Manufacturing Business Unit, Panasonic Electric Works Co., Ltd.
	Masato Ito	President, Energy Company Senior Vice President; Company President of Mobile Energy Company, SANYO Electric Co., Ltd.
	Yasutomo Fukui	In charge of Information Systems
	Katsuhiko Fujiwara	Senior Vice President In charge of Air Conditioning and Energy Business Home Appliances Company
	Masahisa Shibata	President, Automotive Systems Company
	Toshiyuki Takagi	Senior Vice President Director, Network Systems Business Group AVC Networks Company
	Shiro Kitajima	COO, Panasonic Corporation of North America; President, Panasonic Consumer Electronics Company
	Machiko Miyai	Director, Corporate Environmental Affairs Division

8. Establishment of Systems & Communications Company (Effective April 1, 2011)

Visual, communication and IT systems are being integrated within the BtoB systems business. In order to achieve further growth in this business field, Panasonic will integrate the operations of System Networks Company of Panasonic Corporation, which has the edge in the visual and fixed communication equipment and the sales of their systems, and Panasonic Mobile Communications Co., Ltd., which have a competitive advantage in the field of mobile communication business.

In line with this integration, the company will dissolve System Networks Company to establish Systems & Communications Company.

The newly established Systems & Communications Company will incorporate Panasonic Mobile Communications Co., Ltd., Panasonic System Networks Co., Ltd. and Panasonic System Solutions Japan Co., Ltd.

About Panasonic Corporation

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 7.42 trillion yen (US$79.4 billion) for the year ended March 31, 2010. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE: PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net.

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